SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF April 2002

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                         IXOS SOFTWARE Stock Corporation
                 (Translation of registrant's name into English)

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                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

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     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F _x_ Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No_x_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____
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IXOS: New Executive Board Member for Sales & Marketing rounds off Executive Team
Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

IXOS: New Executive Board Member for Sales & Marketing rounds off Executive Team

Grasbrunn near Munich, June 10, 2002 - Richard Gailer (39) has been appointed Member of the Executive Board for Sales & Marketing of IXOS Software AG with effect from July 1, 2002. In this position, he will be responsible for global sales and marketing at the Munich-based Group, which has 32 offices in 17 countries. Gailer has many years" management experience in the software industry, most recently as a member of the Executive Board at SAP Systems Integration AG. In this capacity, he was responsible both for successfully establishing the company"s international sales channels and for systematically extending its sector- and solutions-based marketing activities.

The goal of the new IXOS Executive Board member is to drive forward international marketing of IXOS" products and services and to expand the company"s strategic sales partnerships with hardware and software suppliers, systems integrators and consulting firms. Richard Gailer rounds off the four-man
 Executive Board of IXOS Software AG, whose other members are Robert Hoog (Chief Executive Officer), Peter Rau (Chief Financial Officer) and Hartmut Schaper
(Chief Technology Officer).

IXOS Software AG
End of the disclosure -

For further information, please contact:

IXOS SOFTWARE AG
Gala Conrad, Director Investor Relations
Bretonischer Ring 12
D-85630 Grasbrunn / Munich
Germany
Tel: +49-89-46 29 2200
Fax: +49 89 46 29 1598
email: ir@ixos.de

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         IXOS SOFTWARE AKTIENGESELLSCHAFT

                                         By /s/ Robert Hoog
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                                            Robert Hoog
                                            Chief Executive Officer

                                                    and

                                         By /s/ Peter Rau
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                                            Peter Rau
                                            Executive Board Member